Exhibit 99.2

Execution Version

PLATINUM GROUP METALS LTD.

as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

as Guarantor

- and -

LIBERTY METALS & MINING HOLDINGS, LLC

as Agent

- and -

LIBERTY METALS & MINING HOLDINGS, LLC

as Production Payment Termination Fee Holder

- and -

THE SEVERAL LENDERS

FROM TIME TO TIME PARTIES HERETO

as Lenders

SECOND MODIFICATION AGREEMENT TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of May 1, 2018

SECOND MODIFICATION AGREEMENT TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT made as of the 1st  day of May, 2018

BETWEEN:

PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia (hereinafter referred to as the “Borrower”)

AND:

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa (hereinafter referred to as the “Guarantor”, and together with the Borrower, the “Credit Parties”)

AND:

LIBERTY METALS & MINING HOLDINGS, LLC,   a   limited liability company formed under the laws of Delaware, as administrative agent (hereinafter referred to as the “Agent” or the “Production Payment Termination Fee Holder”, as applicable)

AND:

THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS (together with their respective successors and permitted assigns, the “Lenders” and together with the Agent and the Production Payment Termination Fee Holder, the “Finance Parties”)

BACKGROUND:

A.              The Credit Parties and the Finance Parties entered into a second amended and restated second lien credit agreement on February 12, 2018 (the “A&R CA”), as amended by a first modification agreement  to the second amended and restated credit agreement dated as of February 28, 2018 (the “First Modification Agreement”).

B.              The Finance Parties provided certain consents and waivers in respect of the A&R CA  (as amended by the First Modification Agreement) by way of an email dated March 28, 2018 (the “Consent and Waiver”, and together with the A&R CA and the First Modification Agreement, the “Credit Agreement”).

B.              The Credit Parties have requested and the Finance Parties have agreed to amend certain provisions in the Credit Agreement.

C.              The Finance Parties have agreed to the foregoing on and subject to the terms of this Agreement.

AGREEMENTS

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement, as amended.

1.2                               Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                               Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                               Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Sections 10.1 or 10.2 of the Credit Agreement, as applicable, such service to become effective five Business Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                               Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
AMENDMENTS

2.1                               Amendments to Required Financings

(a)                                 Section 7.1(n) of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“(n)               (i)  prior  to   May  15,   2018   (the   “First  Outside Financing  Date”), complete one or more offerings of subordinated debt (in form and substance satisfactory to the Agent) or common shares or securities convertible into or exercisable for common shares or a combination of the foregoing for gross proceeds on closing of not less than $20,000,000 in the aggregate (collectively the “First Required Financing”) and (ii) from and after the First Financing Date to prior to July 31, 2018 (with July 31, 2018, being the “Second Financing Date”) have completed one or more additional offerings (i.e. in addition to the amount required  to be raised under the First Required Financing) of common shares or subordinated debt (in form and substance satisfactory to the Agent) for gross proceeds of not less than $20,000,000 in the aggregate (collectively in this Subsection (ii) the “Second Required Financing”);”.

(b)                                 Section 7.3(hh) is amended by deleting the “or”  that follows the “;”.

(c)                                  Section 7.3(ii) is amended by deleting the “.” and inserting “; or”.

(d)                                 A new Section 7.3(jj) is added immediately following Section 7.3(ii) which new section shall provide as follows:

“issue any warrants or other convertible securities (other than securities issued pursuant  to the incentive plan of the Borrower for its employees, officers and directors) which allow for a “cashless” (i.e., net exercise, without payment of any cash) or similar form of exercise and shall not permit any warrants or other convertible securities to be exercised on a “cashless” or similar basis (excluding (i) any securities issued under the incentive plan of the Borrower for its employees, officers and directors, (ii) any warrants or securities issued prior to April 24, 2018 which provide the holder with a contractual right to cause the Borrower to accept an exercise on a “cashless” or similar basis, and (iii) any cashless exercise of any warrants issued pursuant to the First Required Financing in circumstances where the Borrower has not qualified a registration statement in respect of the common shares underlying such warrants, such registration statement has ceased to  be effective or the use of such registration statement is suspended, in the manner  provided by the indenture governing such warrants).”.

2.2                               Amendment to Stated Maturity Date

The definition of “Stated Maturity Date” set out in Section 1.1 of the A&R CA is hereby  amended by deleting that definition in its entirety and replacing it with the following:

““Stated Maturity Date” means June 30, 2019.”.

2.3                               Subsequent Amendments

(a)                                 The definitions of “First Outside Financing Date”, “Second Outside Financing Date” and “Second Required Financing” and set out in Section 1.1 of the A&R CA are hereby deleted in their entirety.

(b)                                 Section 3.3 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“The Credit Parties shall use the first US$20 million of the proceeds from the First Required Financing (net of reasonable financing costs unless the net proceeds from the First Required Financing are sufficient to pay US$20 million to the Lenders) to reduce the Facility Indebtedness.

If the Credit Parties or any of the Subsidiaries close one or more equity or debt financings (excluding intercompany financings between Credit Parties or the Subsidiaries, the First Required Financing) having a value exceeding $500,000 in  the aggregate, the Borrower shall pay or cause to be paid 50% of the proceeds of such financings, net of reasonable financing costs (the “Cash Sweep”), to the Production Payment Termination Fee Holder in prepayment of the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter to the Lenders in prepayment of the Facility.

If any warrants or other convertible securities issued by or on behalf of a  Credit Party are exercised, 50% of the proceeds of such exercise shall be paid by the applicable Credit Party to (i) the Production Payment Termination Fee Holder in prepayment of the Production Payment Termination Obligations until such obligations are paid in full and discharged and (ii) thereafter to the Lenders in prepayment of the Facility.”.

(c)                                  Section 3.9 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“All amounts paid by or on behalf of the Credit Parties to the Finance Parties, including in connection with the First Required Financing, shall be applied first to the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter to the Lenders in payment of the remaining Facility Indebtedness.”.

(d)                                 Section 7.1(n) of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“by no later than May 15, 2018, complete one or more offerings of subordinated debt (in form and substance satisfactory to the Agent) or common shares or securities convertible into or exercisable for common shares or a combination of the foregoing for gross proceeds on closing of not less than $20,000,000 in the aggregate (collectively the “First Required Financing”);”.

(e)                                  Section 7.2(z) is amended by deleting the “and” that follows the “;”;.

(f)                                   Section 7.2(aa) is amended by deleting the “.” and inserting “; and”.

(g)                                  A new Section 7.2(bb) is added immediately following Section 7.2(aa) which new section shall provide as follows:

“The Borrower will use its reasonable commercial efforts to qualify a registration statement in respect of the Shares underlying the warrants issued pursuant to the First Required Financing in the time and in the manner required by the indenture governing such warrants;”.

2.4                               Amendment to Interest Payments

Section 2.4 of the A&R CA is hereby amended by deleting that section in its entirety and replacing it with the following:

“Interest shall accrue (i) on the principal amount of the Advance from and including the date of advance to the Borrower, (ii) on all accrued and capitalized interest thereon and (iii) on all overdue amounts outstanding in respect of interest, costs or other fees or expenses payable under the Facility Documents, in each case at the rate equal to LIBOR plus 9.50% (nine and one half percent) per annum, calculated daily and compounded at  all times until the Stated Maturity Date monthly and shall be capitalized and thereafter constitute principal hereunder before as well as after each of maturity, default and judgment.”.

ARTICLE 3
GUARANTOR ACKNOWLEDGEMENT

3.1                               Guarantor Acknowledgement

The Guarantor hereby acknowledges and confirms that the Guarantee is continuing and is in full force and effect, notwithstanding the amendments to the Credit Agreement effected hereby.

ARTICLE 4
CONDITIONS PRECEDENT

4.1                               Conditions Precedent to the Effectiveness of this Agreement

Article 1, Section 2.1, Articles 3 and 4 and Article 5 are effective as of the date of this Agreement. Sections 2.2, 2.3 and 2.4 shall only become effective if: (i) prior to May 15, 2018 (a) the Borrower has completed one or more offerings of subordinated debt (in form and substance satisfactory to the Agent) or common shares or securities convertible into or exercisable for common shares or a combination of the foregoing for gross proceeds on closing of not less than $20,000,000 in the aggregate and (b) the first US$20 million of the proceeds from the First Required Financing (net of reasonable financing costs unless the net proceeds from the First Required Financing are sufficient to pay US$20 million to the Lenders) have been paid by the Borrower to the Lender to reduce the Facility Indebtedness and (ii) the Credit Parties are not otherwise in Default from the date hereof until the conditions in (i) above are satisfied.

ARTICLE 5
MISCELLANEOUS

5.1                               General Rule

Subject to the terms and conditions herein contained, the Credit Agreement, as amended, is hereby further amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Credit Agreement.

5.2                               Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”,  or words of like import referring to the Credit Agreement, and (ii) each reference in the other Facility Documents to the Credit Agreement shall mean and be a reference to the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time. The Credit Agreement, as amended, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                               Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4                               Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail and be paramount.

5.5                               Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.6                               Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

5.7                               Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

5.8                               Production Payment Agreement Termination Agreement

The Finance Parties hereby agree to extend the date that the Reduced Termination Fee may be paid to May 15, 2018.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the  hands  of  their  proper  officers duly authorized on their behalf on the date first above written.

PLATINUM GROUP METALS LTD.

Per:	/s/ “R. Michael Jones”
Authorized Signatory

Per:	/s/ “ Frank Hallam”
Authorized Signatory

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Per:	/s/ “R. Michael Jones”
Authorized Signatory

Per:	/s/ “Frank Hallam”
Authorized Signatory

LIBERTY METALS & MINING HOLDINGS, LLC,  as Agent

Per:	/s/ “Mark Tomek”
Authorized Signatory

LIBERTY METALS & MINING HOLDINGS, LLC, as Lender and Production Payment Termination Fee Holder

Per:	/s/ “Mark Tomek”
Authorized Signatory

Second Modification Agreement to the Second Amended and Restated Credit Agreement